

Mail Stop 7010

December 13, 2006

Mr. Ian P. Cameron
Senior Vice President, Finance and Chief Financial Officer
Methanex Corporation
Suite 1800, 200 Burrard Street
Vancouver, British Columbia V6C 3M1 Canada

  RE: Form 40-F for the Fiscal Year ended December 31, 2005
   Forms 6-K for the Fiscal Quarters ended March 31, 2006, June 30, 2006
   and September 30, 2006
   File No. 0-20115

Dear Mr. Cameron:

  We have reviewed your response letter dated November 23, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2005

Exhibit 2

Management's Discussion and Analysis, Results of Operations, page 34

1. We have read your response to comment 2. The pages you cited in your response do not appear to inform investors of the reasons for the decline in revenues in the United States, your largest market and a market that represents 35% of your total revenues. Please provide comprehensive disclosures for each of the following bullet points:

   - Please revise your management's discussion and analysis disclosures to quantify the reasons for the decline in net sales from $656.7 million in 2004 to $585.8 million in 2005 in the United States in terms of the amount of increase or decrease due to prices, volume and foreign currency. Please revise your management's discussion and analysis disclosures to quantify the reasons for the changes in operating income in the geographic regions disclosed in Note 11. Please also provide a comprehensive discussion of the underlying reasons for these and other changes.
   - Please revise your management's discussion and analysis disclosures to quantify the reasons for significant changes in net sales and operating income on a consolidated basis, such as the reason for the decline in consolidated revenues from $1.719 billion in 2004 to $1.658 million in 2005.
   - On page 44 you identify trends of decreasing MBTE consumption in the US and unfavorable reclassifications of formaldehyde. To enable readers to better understand the impact of these trends, please quantify the impact on volume and revenues of the trend of decreasing MBTE consumption in the United States for each period presented. If material, please provide quantification of the impact of the decrease European Union MBTE consumption. Please quantify the impact of the reclassification of formaldehyde in the United States on sales in the United States in terms of volume and revenues.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief